UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
January 1, 2000 to March 31,2000
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401



This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period January 1, 2000 through March 31, 2000.

                                1st QUARTER 2000
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                             SWEPCO         PSO          CPL          TOTAL
          JANUARY                  77          185            0            262
          FEBRUARY                 19          195          118            332
          MARCH                   347          121            0            468
                           -----------------------------------------------------

          TOTAL                   443          501          118          1,062
                           =====================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                   SWEPCO         PSO          CPL          TOTAL
                             ------         ---          ---          -----
     DIRECT LABOR -
          JANUARY          $19,938.57    $23,971.65      $137.38     $44,047.60
          FEBRUARY          14,982.59     33,851.97           -       48,834.56
          MARCH             19,485.51     22,408.91     9,502.74      51,397.16
                           -----------------------------------------------------
          TOTAL            $54,406.67    $80,232.53    $9,640.12    $144,279.32
                           =====================================================

     DIRECT MATERIAL -
          JANUARY          $65,612.42   $138,212.80        $0.00    $203,825.22
          FEBRUARY           6,430.16    135,255.55           -      141,685.71
          MARCH            127,975.46    141,287.92    16,014.19     285,277.57
                           -----------------------------------------------------
          TOTAL           $200,018.04   $414,756.27   $16,014.19    $630,788.50
                           =====================================================

     OTHER DIRECT EXPENSES -
          JANUARY         ($36,970.30)  ($33,798.09)  ($1,607.16)   ($72,375.55)
          FEBRUARY          35,155.21     14,410.23     1,783.12      51,348.56
          MARCH             13,369.10    (93,545.09)    3,339.70     (76,836.29)
                           -----------------------------------------------------
          TOTAL            $11,554.01  ($112,932.95)   $3,515.66    ($97,863.28)
                           =====================================================

     INDIRECT EXPENSES SHARED ON
     COST RATIO
          JANUARY          $30,527.58    $36,697.83      $209.05     $67,434.46
          FEBRUARY          26,528.47     59,939.83            -      86,468.30
          MARCH             39,246.44     45,137.03    19,141.83     103,525.30
                           -----------------------------------------------------
          TOTAL            $96,302.49   $141,774.69   $19,350.88    $257,428.06
                           =====================================================

     TOTAL EXPENDITURES
          JANUARY          $79,108.27   $165,084.19   ($1,260.73)   $242,931.73
          FEBRUARY          83,096.43    243,457.58     1,783.12     328,337.13
          MARCH            200,076.51    115,288.77    47,998.46     363,363.74
                           -----------------------------------------------------
          TOTAL           $362,281.21   $523,830.54   $48,520.85    $934,632.60
                           =====================================================


C. COMPUTATION OF COST RATIO SWEPCO         PSO          CPL          TOTAL
     JANUARY 2000
          DIRECT LABOR     $19,938.57    $23,971.65      $137.38     $44,047.60
          COST RATIO           45.27%        54.42%       00.31%        100.00%

     FEBRUARY 2000
          DIRECT LABOR     $14,982.59    $33,851.97        $0.00     $48,834.56
          COST RATIO           30.68%        69.32%       00.00%        100.00%

     MARCH 2000
          DIRECT LABOR     $19,485.51    $22,408.91    $9,502.74     $51,397.16
          COST RATIO           37.91%        43.60%       18.49%        100.00%

 D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 4th day of May, 2000.


                              SOUTHWESTERN ELECTRIC POWER COMPANY

                              By  /s/ R. Russell Davis
                                  -------------------------------
                                      R. Russell Davis
                                      Controller and
                                      Chief Accounting Officer

                                INDEX TO EXHIBITS




    Exhibit                                                         Transmission
    Number                          Exhibit                            Method
    -------                         -------                         ------------

      1          January 2000 statement furnished by SWEPCO to        Electronic
                    PSO and CPL detailing PSO and CPL's rail car charges

      2          February 2000 statement furnished by SWEPCO to       Electronic
                    PSO and CPL detailing PSO and CPL's rail car charges

      3          March 2000 statement furnished by SWEPCO to          Electronic
                    PSO and CPL detailing PSO and CPL's rail car charges